DEFSEC TECHNOLOGIES INC.

(Formerly KWESST MICRO SYSTEMS INC.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

RESTATED

For the three and nine months ended June 30, 2025

January 30, 2026

DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

All references in this management's discussion and analysis (the "MD&A") to "DEFSEC", "we", "us", "our", and the "Company" refer to DEFSEC Technologies Inc. and its subsidiaries as at June 30, 2025. This MD&A has been prepared with an effective date of January 30, 2026.

This MD&A should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2025 ("Q3 Fiscal 2025 FS") and the annual audited consolidated financial statements and related notes for the years ended September 30, 2024 and 2023 ("Fiscal 2024 FS"). The financial information presented in this MD&A is derived from these unaudited condensed consolidated interim financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A contains forward-looking statements that involves risk, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See "Forward-Looking Statements".

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information, including press releases, relating to DEFSEC is available for view on SEDAR+ at www.sedarplus.ca.

NON-IFRS MEASURES

In this MD&A, we have presented earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA that has been adjusted for the removal of share-based compensation, foreign exchange loss (gain), change in fair value of derivative liabilities, and any one-time, irregular and non-recurring items ("Adjusted EBITDA") to provide readers with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also uses non-IFRS measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes, and to evaluate our financial performance. We believe that these non-IFRS financial measures enable us to identify underlying trends in our business that could otherwise be hidden by the effect of certain expenses that we exclude in the calculations of the non-IFRS financial measures.

Accordingly, we believe that these non-IFRS financial measures reflect our ongoing business in a manner that allows for meaningful comparisons and analysis in the business and provides useful information to investors and securities analysts, and other interested parties in understanding and evaluating our operating results, enhancing their overall understanding of our past performance and future prospects.

We caution readers that these non-IFRS financial measures do not replace the presentation of our IFRS financial results and should only be used as a supplement to, not as a substitute for, our financial results presented in accordance with IFRS. There are limitations in the use of non-IFRS measures because they do not include all the expenses that must be included under IFRS as well as they involve the exercise of judgment concerning exclusions of items from the comparable non-IFRS financial measure. Furthermore, other peers may use other non-IFRS measures to evaluate their performance, or may calculate non-IFRS measures differently, all of which could reduce the usefulness of our non-IFRS financial measures as tools for comparison.

GOING CONCERN

As an early-stage company, we have not yet reached significant revenue levels for most of our products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. DEFSEC's Q3 Fiscal 2025 FS have been prepared on the going concern basis which presumes that DEFSEC will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. Refer to Note 2(a) of the Q3 Fiscal 2025 FS for further information.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

RESTATEMENT

We have restated our previously issued unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2025, to correct errors related to the accounting for a lease agreement.  During the preparation of our consolidated financial statements for the year ended September 30, 2025,  the Company identified errors in the measurement of right‑of‑use (“ROU”) assets, lease liabilities, and prepaid expenses associated with one of the Company’s operating leases.

The errors primarily related to (i) the initial measurement of ROU assets and lease liabilities, and (ii) the recording of lease‑related prepayments. Specifically:

  Certain variable lease payments were incorrectly included in the initial measurement of ROU assets and lease liabilities, resulting in an overstatement of both balances.
  Prepaid variable rent amounts were not properly recorded in prepaid expenses, resulting in an understatement of prepaid expenses and overstatement of ROU assets.

The unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended June 30, 2025 have been restated to reflect these corrections.  The restatement had no impact on the unaudited condensed consolidated interim statements of net loss and comprehensive loss, statements of changes in shareholders' equity, or statements of cash flows. Further, there was no impact on basic and diluted net loss per share on the unaudited condensed consolidated interim financial statements of net loss and comprehensive income.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

A summary of the quantitative impacts to restated line items on the restated unaudited condensed consolidated interim statements of financial position is presented as follows:

	As previously reported	Restatement	Restated Disclosure
ASSETS
Cash and cash equivalents	$2,543,211	$–	$2,543,211
Restricted short-term investment	30,000	–	30,000
Trade and other receivables	1,130,462	–	1,130,462
Inventories	508,747	–	508,747
Prepaid expenses and other	282,974	22,474	305,448
Deferred costs	79,442	–	79,442
Current assets	4,574,836	22,474	4,597,310
Property and equipment	291,039	–	291,039
Right-of-use assets	2,639,396	(1,444,120)	1,195,276
Deposit	31,040	–	31,040
Intangible assets	2,488,326	–	2,488,326
Deferred costs	81,364	–	81,364
Non-current assets	5,531,165	(1,444,120)	4,087,045
Total Assets	$10,106,001	$(1,421,646)	$8,684,355
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities	$1,111,134	$–	$1,111,134
Accrued royalties liability	200,000	–	200,000
Lease obligations	415,540	(161,227)	254,313
Contract liabilities	78,517	–	78,517
Warrant liabilities	346,918	–	346,918
Current liabilities	2,152,109	(161,227)	1,990,882
Accrued royalties liability	1,044,050	–	1,044,050
Lease obligations	2,325,213	(1,260,419)	1,064,794
Non-current liabilities	3,369,263	(1,260,419)	2,108,844
Total Liabilities	5,521,372	(1,421,646)	4,099,726
Shareholders' Equity
Share capital	44,201,818	–	44,201,818
Warrants	74,925,372	–	74,925,372
Contributed surplus	5,383,927	–	5,383,927
Accumulated other comprehensive loss	(55,542)	–	(55,542)
Accumulated deficit	(49,870,946)	–	(49,870,946)
Total Shareholders' Equity	4,584,629	–	4,584,629
Total Liabilities and Shareholders' Equity	$10,106,001	$(1,421,646)	$8,684,355

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

TRADEMARKS

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This MD&A also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relating to us include, among other things, statements relating to:

  our expectations regarding our business, financial condition and results of operations;
  the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and/or may conduct business in the future;
  our expansion into domestic and international markets;
  our ability to attract customers and clients;
  our marketing and business plans and short-term objectives;
  our ability to obtain and retain the licenses and personnel we require to undertake our business;
  our ability to deliver under contracts with customers;
  anticipated revenue and related margin from professional service contracts with customers;
  our strategic relationships with third parties;
  our anticipated trends and challenges in the markets in which we operate;
  governance of us as a public company; and
  expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors, some of which are discussed in greater detail under the section "Risk Factors" in our 20-F dated December 27, 2024:

  limited operating history;
  failure to realize our growth strategy;
  failure to complete transactions or realize anticipated benefits;
  reliance on key personnel;
  regulatory compliance;
  competition;
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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025
  changes in laws, regulations and guidelines;
  demand for our products;
  fluctuating prices of raw materials;
  pricing for products;
  ability to supply sufficient product;
  potential cancellation or loss of customer contracts if we are unable to meet contract performance requirements;
  expansion to other jurisdictions;
  damage to our reputation;
  operating risk and insurance coverage;
  negative operating cash flows;
  management of growth;
  product liability;
  product recalls;
  environmental regulations and risks;
  ownership and protection of intellectual property;
  constraints on marketing products;
  reliance on management;
  fraudulent or illegal activity by our employees, contractors and/or consultants;
  breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
  government regulations regarding public or employee health and safety regulations, including public health measures in the event of pandemics or epidemics;
  regulatory or agency proceedings, investigations and/or audits;
  additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;
  the terms of additional capital raises;
  conflicts of interest;
  litigation;
  risks related to United States' and other international activities, including regional conflicts that may impact our operations;
  risks related to security clearances;
  risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;
  risks related to our foreign private issuer status;
  risks related to our emerging growth company status;
  risks related to meeting the continued listing requirements of Nasdaq;
  risks related to the liquidity of the Common Shares;
  significant changes or developments in United States trade policies and tariffs that may have a material adverse effect on our business and financial statements;
  risks related to United States tariffs, including potential supply chain disruptions, required operational adjustments, increased costs and potential logistical disruptions;
  risks related specifically to United States tariffs on aluminum and steel; and
  risks related to retaliatory tariffs imposed by Canada's government affecting potential foreign sales.

Although the forward-looking statements contained herein are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning availability of capital resources, business performance, market conditions and customer demand.

Consequently, all of the forward-looking statements contained herein are qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Unless otherwise noted or the context otherwise indicates, the forward-looking statements contained herein are provided as of the date hereof, and we do not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

BUSINESS OVERVIEW

Corporate Information

We are a Canadian corporation incorporated on November 28, 2017, under the laws of the Province of British Columbia. Our registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada and our corporate office is located at Unit 300, 80 Hines Road, Ottawa, Ontario, Canada. We have representative offices in London (United Kingdom) and Abu Dhabi (United Arab Emirates).

DEFSEC Technologies Inc., formerly known as KWESST Micro Systems Inc., is an early-stage technology company that develops and commercializes proprietary next-generation tactical systems that advance operational effectiveness and survivability for military and public safety personnel deployed at the Tactical Edge (those commanders, soldiers, operators and first responders conducting operations primarily in the dismounted domain, on foot and on and off vehicles).

Our product development has focused on three niche market segments as follows:

Our core mission is to protect and save lives. We group our offerings for commercialization purposes into Military and Public Safety missions, as shown on our website at www.defsectec.com.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

The following is a summary of our main product and service categories for each business line:

Less-Lethal	Digitization	Counter-Threat

PARA SHOTTM [1] products:

Non-reciprocating devices:

  A single-shot device
  A five-shot device
  12-gauge shotgun (planning stage; not yet industrialized)

Reciprocating devices

  Replica pistol
  AR style rifle

Cartridge

  Blunt / training
  Inert marking powder
  Irritant powder

ARWEN® products:

  Single shot 37mm launcher
  Multi-round 37mm launcher
  Range of 37mm irritant and blunt impact rounds
  40mm blunt impact rounds

Products:

  TASCS Indirect Fire Modules System ("TASCS IFM")
  TASCS Networked Observation and Reconnaissance System ("TASCS NORS")
  New T-SAS Tactical Surveillance and Sniper system ("T-SAS™")

Services:

  ATAK Centre of Excellence
  Lightning SaaS for Critical Incident Management System ("CIMS") (not yet commercially available)
  Task-order based software services on long-term government defence contracts
Products: Battlefield Laser Detection Systems ("BLDS") Phantom Electronic Warfare device

1 To position PARA OPSTM as an extension of our ARWEN® brand we have renamed it PARA SHOTTM.

DEFSEC's Military offerings are comprised of:

  Digitization: real-time data sharing at the tactical level, including integration with Battlefield Management Applications (BMS) including ATAK and TAK;
  Digitized firing platforms ("Digital Fires" or "Joint Fires");
  BLDS; and
  Digitized Electro Magnetic Spectrum Operations ("EMSO").

DEFSEC's Public Safety offerings are comprised of:

  KWESST LightningTM: leverages the Company’s military digitization technology experience to provide responders to any type of incident with instant onboarding to the mission and TAK-enabled real-time situational awareness software as a service (“SaaS”). The Company is currently pursuing in trials and pilots of the product as it continues development towards the commercial release that is currently expected to be available in the 2025 calendar year.
  Less-Lethal Munitions Systems:
  PARA SHOTTM, a next-generation less-lethal system.
  ARWEN® 37mm system, plus new 40mm munition.
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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

Strategy

Our strategy is to pursue and win large defense contracts for multi-year revenue visibility with prime defense contractors for next-generation situational awareness, with a particular focus on ATAK applications that can be leveraged to address similar requirements in the Public Safety Market complemented by our proprietary ARWEN® and PARA SHOTTM  less-lethal products, where it is possible to drive sales and where the sales cycle is typically shorter than the more programmatic defense market.

Major Highlights - Quarter ended June 30, 2025 ("Q3 Fiscal 2025")

The following is a summary of the major highlights that occurred during Q3 Fiscal 2025:

  On April 1, 2025, the Company announced the results of its special meeting of shareholders. The consolidation resolution was approved by a majority of the votes cast by the holders of common shares of the Company, either present in person or represented by proxy.

  On April 21, 2025, the Company announced that it will effect a consolidation of the Company's issued and outstanding common shares on the basis of twenty-one (21) pre-consolidation Shares for each one (1) post-consolidation Share. The Consolidation was effective at 12:01 a.m. Eastern Daylight Time April 23, 2025, on the Nasdaq and was effective at 12:01 a.m. Eastern Daylight Time on April 24, 2025, on the TSX Venture Exchange. While the Shares were expected to begin trading on the Nasdaq on a consolidated basis on or around April 23, 2025, due to the discrepancy in the effective date of the consolidation on both markets, trading in the securities of the Company was halted on April 23, 2025 and resumed trading on a consolidated basis on the Nasdaq and the TSX Venture Exchange at market open on April 24, 2025.

  On May 8, 2025, the Company announced that it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that it has regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the USD$1.00 per common share minimum requirement for 10 consecutive business days from April 24, 2025, to May 7, 2025. As a result, the listing matter has been closed.

  On June 18, 2025, the Company announced receipt of a first order from a defense systems integrator for testing prototypes of its newest generation of the BLDS for a major North American armored vehicle program.  On August 4, 2023, KWESST delivered earlier versions of the BLDS technology to an overseas NATO country through a European defense integrator.

  On June 25, 2025, the Company announced that it changed its name to "DEFSEC Technologies Inc." at the opening of its expanded new facility at 80 Hines Road in Kanata North, Ottawa, Ontario. The change became official on June 30, 2025.

The following is a summary of major highlights that occurred since Q3 Fiscal 2025:

  On July 24, 2025, the Company announced the pricing of a public offering whereby on July 25, 2025 it issued 759,879 common shares of the Company (or pre-funded warrants (“Pre-funded Warrants”) in lieu thereof), together with common share purchase warrants (“Warrants”) to purchase up to 759,879 common shares at a combined public offering price of CAD$8.955 per share (or Pre-funded Warrant in lieu thereof) and accompanying Warrant. The Warrants have an exercise price of CAD$10.52 per share, are exercisable upon issuance and will expire five years following the date of issuance. The public offering closed on August 7, 2025. In connection with the offering, DEFSEC paid a cash fee to the placement agent in an amount of CAD$510,354 and issued to the placement agent or its designees 56,991 placement agent’s warrants entitling the holder to acquire one common share of DEFSEC for a period of five years from the commencement of sales of the offering at an exercise price of CAD$11.1938 per common share.
  On October 29, 2025, the Company announced it was attending and presenting at The ThinkEquity Conference in New York City on Thursday October 30, 2025. The Company also announced that program billings on an annualized go-forward basis from its government services business would represent approximately CAD$5.1M1, a 394% increase from actual Fiscal 2024 billings of CAD$1.0M2, with margins consistent to those presented in the Q3 2025 financial statements.
  On December 5, 2025, the Company announced a significant increase in its government services business, with program billings on an annualized go-forward basis expected to rise to approximately CAD$8.33 million starting February 2026 with an expected increase to annualized gross margins on a go-forward basis to approximately CAD$2.3M4. This growth is driven by an expansion of work scope with the DSEF for the digital modernization of the Canadian Armed Forces. The Company plans to add 15 roles to its team, subcontracting 13 of these from ADGA Group Consultants Inc. This collaboration is expected to enhance DEFSEC’s revenue and margins, positioning the Company for further growth as the Canadian government increases defence spending.
  On December 17, 2025, the Company entered into definitive securities purchase agreements for the purchase and sale of 566,040 Common Shares at a purchase price of CAD$3.64 (US$2.65) per Common Share in a registered direct offering (the “December 2025 Securities Purchase Agreements”). In a concurrent private placement, we issued unregistered warrants to purchase up to 566,040 Common Shares at an exercise price of CAD$4.27 per share that will be immediately exercisable upon issuance and will expire five years following the date of issuance. The closing of the offering occurred on December 18, 2025.

__________________________

1 Unaudited, non-IFRS measure. See Item 4. A – Events in the Development of the Business – Non-IFRS Measures.

2 See Consolidated Financial Statements of DEFSEC Technologies Inc. for the years ended September 30, 2025, 2024 and 2023 filed on the Company’s SEDAR+ profile at https://sedarplus.ca/

3 Unaudited, non-IFRS measure. See Item 5. A – Operating Results – Non-IFRS Measures.

4 Unaudited, non-IFRS measure. See Item 5. A – Operating Results – Non-IFRS Measures.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

RESULTS OF OPERATIONS

The following selected financial data has been extracted from the unaudited condensed consolidated interim financial statements for the three and nine months ended June 30, 2025 and 2024.

	Three months ended June 30,		Change	Nine months ended June 30,		Change
	2025	2024	%	2025	2024	%

Revenue	$1,417,503	$329,476	330%	$3,569,323	$944,408	278%
Cost of sales	(1,018,013)	(288,665)	253%	(2,451,290)	(715,219)	243%
Gross margin	399,490	40,811	879%	1,118,033	229,189	388%
Gross margin %	28.2%	12.4%		31.3%	24.3%

Operating Expenses
General and administrative ("G&A")	1,113,296	1,122,240	-1%	3,727,001	3,807,234	-2%
Selling and marketing ("S&M")	375,353	224,790	67%	1,392,014	1,125,758	24%
Research and development ("R&D")	402,334	497,454	-19%	1,374,825	1,787,382	-23%
Share-based compensation	21,777	59,131	-63%	99,174	183,602	-46%
Depreciation and amortization	309,085	321,974	-4%	909,505	963,049	-6%

Total operating expenses	2,221,845	2,225,589	0%	7,502,519	7,867,025	-5%

Operating loss	(1,822,355)	(2,184,778)	-17%	(6,384,486)	(7,637,836)	-16%

Other income (expenses)
Share issuance costs	-	(366,931)	100%	(1,807,686)	(366,931)	100%
Net finance costs	(42,565)	(63,034)	-32%	(135,985)	(137,889)	-1%
Foreign exchange gain (loss)	(258,856)	(22,492)	1051%	(67,750)	68,413	-199%
Impairment of right-of-use assets	-	-	100%	(88,596)	-	100%
Gain on disposal	-	-	100%	6,809	-	100%
Change in fair value of warrant liabilities	(177,290)	1,475,280	-112%	1,260,106	2,973,112	-58%
Total other income (expenses), net	(478,711)	1,022,823	-147%	(833,102)	2,536,705	-133%

Net loss	$(2,301,066)	$(1,161,955)	98%	$(7,217,588)	$(5,101,131)	41%
EBITDA loss (1)	$(1,949,416)	$(776,947)	151%	$(6,172,098)	$(4,000,193)	54%
Adjusted EBITDA loss(1)	$(1,491,493)	$(1,901,288)	-22%	$(5,375,807)	$(6,491,185)	-17%
Loss per share - basic and diluted(2)	$(3.68)	$(27.72)	-87%	$(17.51)	$(162.30)	-89%
Weighted average common shares - basic	625,323	41,922	1392%	412,141	31,430	1211%

(1) EBITDA and Adjusted EBITDA are non-IFRS measures. See "Non-IFRS Measures". See below for reconciliation of Non-IFRS Measures.

(2) See share consolidation in the summary of major highlights that occurred since Q3 Fiscal 2025 for more information.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

In the following table, we have reconciled EBITDA and Adjusted EBITDA to the most comparable IFRS financial measure.

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024

Net loss as reported under IFRS	$(2,301,066)	$(1,161,955)	$(7,217,588)	$(5,101,131)
Net finance costs	42,565	63,034	135,985	137,889
Depreciation and amortization	309,085	321,974	909,505	963,049
EBITDA loss	(1,949,416)	(776,947)	(6,172,098)	(4,000,193)
Other adjustments:
Share issuance costs	-	269,316	1,807,686	366,931
Stock-based compensation	21,777	59,131	99,174	183,602
Foreign exchange loss (gain)	258,856	22,492	67,750	(68,413)
Impairment of right-of-use assets	-	-	88,596	-
Gain on disposal	-	-	(6,809)	-
Change in fair value of warrant liabilities	177,290	(1,475,280)	(1,260,106)	(2,973,112)
Adjusted EBITDA loss	$(1,491,493)	$(1,901,288)	$(5,375,807)	$(6,491,185)

Current Quarter Variance Analysis (Q3 Fiscal 2025 vs. Q3 Fiscal 2024)

The Q3 Fiscal 2025 net loss was $2.3 million compared to $1.2 million in Q3 Fiscal 2024. Q3 Fiscal 2025 EBITDA loss was $1.9 million, compared to $0.8 million in the comparable prior year period. The increase in net loss and EBITDA loss of $1.1 million is due primarily to an increase in other expenses (primarily a decrease in the gain on the change in fair value of the warrant liabilities, which fluctuates depending on the Company’s stock price) of $1.5 million offset by an increase in gross margin of $0.4 million as described in further detail below.

Revenue

Total revenue increased by $1.1 million in Q3 Fiscal 2025 compared to Q3 Fiscal 2024, mainly due to an additional $0.8 million generated from the digitization business line and $0.3 million of additional ARWEN® sales. The increase is due to the significant ramp-up on the Land C4ISR contract beginning in the first quarter of fiscal 2025 as well as a refocus on the ARWEN® product line and the significant reduction of the order backlog due to improvements made to the Company’s supply chain for these products.

Gross Margin

Gross margin percentage increased from 12.4% in Q3 Fiscal 2024 to 28.2% in Q3 Fiscal 2025 mainly due to the continued ramp-up and established margins being achieved from the digitization business line offset by lower margins achieved on the ARWEN® product line due to the difference in product mix being sold over the comparable periods, with an increase in launcher sales in Q3 Fiscal 2025. The ARWEN® product line was refocused around reliable suppliers as well as manufacturing agreements and improved customer satisfaction with the continued elimination of the backlog of orders and speedier order fulfilment.

Outlook

Management expects revenue to continue to increase as it adds additional resources to fulfill its Canadian Government Defence programs.  Management continues to work closely with industry partners and prime contractors on the outlook for growth. The Company also expects revenue to increase with continued growth in the ARWEN® business including the expected demand/future orders for the new 40mm ammunition and PARA SHOTTM products as well as the commercial launch of KWESST LightningTM. Management also expects the initial order of BLDS in the quarter to result in requests for additional networked prototypes ultimately resulting in future sales orders.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

Operating Expenses ("OPEX")

Total OPEX increased overall by a negligible amount from the comparable prior year period for the three months ended June 30, 2025, comprised of:

  Sales and marketing expenses increased by $0.2 million, due to a change in the classification of executive compensation as a result of a shift in focus to business development, especially for ARWEN® 40mm, PARA SHOTTM and KWESST LightningTM; and

  Research and development expenses decreased by $0.1 million, primarily due to a reduction in engineering costs related to the PARA SHOTTM products as the Company is now in the commercialization stage and planning for production as compared to product development costs being incurred in the comparative prior year period.

Other income (expenses), net

For Q3 Fiscal 2025, total other expenses were $0.5 million, compared to total other income of $1.0 million in Q3 Fiscal 2024 resulting in a decrease in total other income of $1.5 million. The change in total other income (expenses) was driven mainly by:

  a $1.7 million increase in the change in fair value of warrant liabilities as a result of the remeasurement of the warrant liabilities at June 30, 2025. Under IFRS, we are required to remeasure the warrant liabilities at each reporting date until they are exercised or expired;

  a $0.2 million increase in the foreign exchange loss due to the recent fluctuation in the CAD/USD exchange rate in the current period as the majority of the Company’s cash is held in USD; offset by a $0.4 million decrease in share issuance costs reported on the unaudited condensed consolidated interim statements of net loss and comprehensive loss as there were no such costs in Q3 Fiscal 2025.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected results for the eight most recently completed quarters to June 30, 2025 (unaudited):

	2025			2024				2023
($ in thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,417	1,264	888	560	329	486	129	606
Net loss	(2,301)	(1,460)	(3,457)	(2,337)	(1,162)	(3,540)	(399)	(2,419)
Net loss per share (basic and diluted)	(3.68)	(6.16)	(23.94)	(59.33)	(27.30)	(127.66)	(149.10)	(124.44)

Quarterly Results Trend Analysis

There is no material change to our quarterly results trend from our disclosure in our annual MD&A dated December 27, 2024 except that we expect further volatility with our quarterly revenue during Fiscal 2025 due to the uncertain magnitude and timeline of ramp-up on our military government contracts, ramp-up of revenue for new ARWEN® and PARA SHOTTM products, as well as the uncertain magnitude and timeline of any equity financings and related share issuance costs. The significant fluctuations in the net loss per share is due mainly to the 2024 and 2025 share consolidations.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION

The following table summarizes our restated financial position:

	June 30, 2025	September 30, 2024

Assets
Current	$4,597,310	$1,842,355
Non-current	4,087,045	3,774,793
Total assets	$8,684,355	$5,617,148

Liabilities
Current	$1,990,882	$2,975,581
Non-current	2,108,844	1,273,280
Total liabilities	4,099,726	4,248,861

Net assets	$4,584,629	$1,368,287

Working capital (1)	$2,606,428	$(1,133,226)

    (1) Working capital is calculated as current assets less current liabilities

Our working capital was $2.6 million at June 30, 2025, a $3.7 million increase from September 30, 2024. The increase was primarily due to the proceeds from two financings in Q1 Fiscal 2025 and one in Q2 Fiscal 2025 along with a decrease in accounts payable and royalties payable. Current liabilities include warrant liabilities, a non-cash liability item (see Note 12 of the Q3 Fiscal 2025 FS). Excluding warrant liabilities, working capital would be $3.0 million (September 30, 2024 – negative $0.3 million). These warrant liabilities will be extinguished when the warrants are exercised or expired. If exercised, the proceeds will provide additional capital to fund future working capital requirements. There is no assurance that any warrants will be exercised.

Total assets increased by $3.1 million from September 30, 2024, mainly due to an increase in cash of $2.3 million resulting from unspent proceeds from the February 2025 financing, an increase in accounts receivable of $0.6 million due to the digitization contracts and an increase in prepaid expenses of $0.1 million due to the timing of renewals offset by a decrease in deferred costs of $0.1 million due to a reduction in deferred financing costs, along with an increase in right-of-use assets of $1.0 million due to the signing of a new office lease offset by a decrease in the unamortized value of non-current assets of $0.7 million.

Total liabilities decreased by $0.1 million from September 30, 2024, mainly due to an increase in lease obligations of $0.9 million due to the signing of a new office lease offset by a decrease in accounts payable and accrued liabilities of $0.5 million due to the timing of payments to suppliers, a $0.1 million decrease in royalties payable due to the payment of the annual royalty, less a $25,000 discount received for early payment, in Q1 Fiscal 2025 offset by the accretion of interest. The royalty payable is from the purchase of the LEC patents from a company owned by the Company’s Chairman. There was also a decrease in warrant liabilities of $0.5 million due to the exercise of warrants classified as liabilities and the fluctuation in the Company’s stock price as the fair value of the warrant liability is revalued every period.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. We regularly perform cash flow forecasts to ensure we have sufficient cash to meet our operational needs while maintaining sufficient liquidity. At this time, we do not use any derivative financial instruments to hedge our currency risk.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

On November 1, 2024, we closed a public offering pursuant to which we received aggregate gross proceeds of $4.9 million (USD$3.5 million), before underwriting and offering costs. On November 12, 2024, we closed a private placement pursuant to which we received aggregate gross proceeds of $3.4 million, before underwriting and offering costs. On February 21 and 25, 2025, we closed a private placement for which we received aggregate gross proceeds of $3.7 million, before underwriting and offering costs.

At June 30, 2025, our cash position was $2.5 million, an increase of $2.3 million since September 30, 2024, primarily due to the three financings which provided gross proceeds of $12.0 million before underwriting and offering costs as well as proceeds from the exercise of warrants of $0.4 million, offset by the underwriting and offering costs of $3.2 million along with the cash used in operations of $6.6 million.

As an early-stage company, we have not yet reached significant revenue levels for most of our other products and have incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities. Our ability to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance. However, we may require additional capital in the event we fail to implement our business plan, which could have a material adverse effect on our financial condition and/or financial performance. There is no assurance that we will be able to raise additional capital as they are required in the future. Potential sources of capital may include additional equity and/or debt financings. On October 23, 2024, the Company entered into a receivable factoring agreement. The facility provides up to $250,000 advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% upfront of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.’s receivables and other assets for funds advanced by the financing company. The initial term is for 12 months and may be terminated within the term by KWESST Inc. subject to the payment of an early termination fee of 3% of the total limit of the facility. In our view, the availability of capital will be affected by, among other things, capital market conditions, the success of our PARA SHOTTM system and KWESST LightningTM market development efforts, timing of winning new customer contracts, potential acquisitions, and other relevant considerations. In the event we raise additional funds by issuing equity securities, our existing shareholders will likely experience dilution, and any additional incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operational and financial covenants that could further restrict our operations. Any failure to raise additional funds on terms favorable to us or at all may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not being in a position to advance our commercialization strategy or take advantage of business opportunities.

Consolidated Statements of Cash Flows

The following table summarizes our unaudited condensed consolidated interim statements of cash flows for the respective periods:

	Nine months ended June 30,
	2025	2024
Cash inflows (outflows) by activity:
Operating activities	$(6,583,042)	$(6,876,278)
Investing activities	(146,850)	(95,285)
Financing activities	9,016,275	2,743,433

Net cash inflows (outflows)	$2,286,383	$(4,228,130)
Cash and cash equivalents, beginning of period	256,828	5,407,009
Cash and cash equivalents, end of period	$2,543,211	$1,178,879

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

Cash used in operating activities

Cash flows used in operating activities decreased by $0.3 million to $6.6 million for the nine months ended June 30, 2025, primarily due to an increase in gross margin due to an increase in higher margin digitization and ARWEN® revenue, a decrease in operating expenses, offset by an increase in the foreign exchange loss over the comparable prior year period.

Cash used in investing activities

Cash flows used in investing activities in the first nine months of Fiscal 2025 were $0.1 million compared to $0.1 million in the first nine months of Fiscal 2024 as a result of minor investments in property and equipment and patents.

Cash provided by financing activities

Cash flows provided by financing activities was $9.0 million in the first nine months of Fiscal 2025 compared to $2.7 million in the first nine months of Fiscal 2024. The increase was due to the three financings providing gross proceeds of $11.9 million along with proceeds from the exercise of warrants of $0.4 million, offset by share issuance costs of $3.2 million and lease repayments of $0.1 million. There were two financings in the first nine months of Fiscal 2024 with gross proceeds of $3.7 million as well as proceeds from the exercise of warrants of $0.1 million.

Capital Resources

Our objective in managing our capital is to safeguard our ability to continue as a going concern and to sustain future development of the business. Senior management is responsible for managing capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support the growth strategy. Our Board of Directors is responsible for overseeing this process. From time to time, we could issue new Common Shares or debt to maintain or adjust our capital structure. We are not subject to any externally imposed capital requirements.

Our primary sources of capital to date have been borrowings, security offerings, exercise of warrants and, to a lesser extent, revenue.  The following is a breakdown of our restated capital:

	June 30, 2025	September 30, 2024

Debt:
Lease obligations	$1,319,107	$302,223
Warrant liabilities	346,918	847,295
Equity:
Share capital	44,201,818	37,822,725
Warrants	4,925,372	1,084,687
Contributed surplus	5,383,927	5,152,753
Accumulated other comprehensive loss	(55,542)	(38,520)
Accumulated deficit	(49,870,946)	(42,653,358)
Total capital	$6,250,654	$2,517,805

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

Contractual Obligations and Commitments

At June 30, 2025, our restated contractual obligations and commitments were as follows:

Payment due:	Total	Within 1 Year	1 to 3 years	3 to 5 years	5 years and beyond
Minimum royalty commitments	$2,000,000	$-	$700,000	$600,000	$700,000
Accounts payable and accrued liabilities	1,111,134	1,111,134	-	-	-
Other contracts	131,335	104,780	13,560	12,995	-
Lease obligations	2,290,971	141,003	431,253	407,420	1,311,295
Total contractual obligations	$5,533,440	$1,356,917	$1,144,813	$1,020,415	$2,011,295

Shares Outstanding

At June 30, 2025, authorized capital consists of an unlimited number of Common Shares with no stated par value.

The following table shows the outstanding Common Shares and dilutive securities at June 30, 2025:

	# of securities outstanding	Underlying Common Shares(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	667,707	667,707
Warrants	8,234,594	368,348	$1.07	$8,811,016
Pre-funded warrants	151,734	723	$0.014	$2,070
Warrant liabilities	9,539,727	45,427	$3.10	$29,573,154
U.S. Underwriter warrants	1,432,817	32,482	$1.74	$2,493,102
Stock options	1,057	1,057	$555	$586,582
Total common shares and dilutive securities		1,115,744		$41,465,924

(1) Represents the number of shares to be issued upon exercise.

The following table shows the outstanding Common Shares and dilutive securities at January 30, 2026:

	# of securities outstanding	Underlying Common Shares(1)	Average price (CAD $)	Proceeds if Exercised
Common shares	1,993,626	1,993,626
Warrants	9,560,513	1,694,267	$2.01	$19,216,631
Pre-funded warrants	151,734	722	$0.014	$2,124
Warrant liabilities	9,539,727	45,425	$3.10	$29,573,154
U.S. Underwriter warrants	1,532,261	131,926	$2.16	$3,309,684
Stock options	886	886	$544	$481,950
Total common shares and dilutive securities		3,866,852		$52,583,543

(1) Represents the number of shares to be issued upon exercise

Shares for Debt Settlement - January 2024

On January 10, 2024, we issued 222 Common Shares in settlement of debt in an amount of approximately $97,615. See Note 13(a) of the Q3 Fiscal 2025 FS for further details.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

US Public Offering - April 2024

On April 9, 2024, we closed a brokered US public offering, resulting in the issuance of 3,500 Common Shares, for aggregate gross proceeds of $1.4 million (US$1.0 million) (the "April 2024 Public Offering"). See Note 13(a) of the Q3 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the April 2024 Public Offering:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used

Working capital requirements and general corporate purposes	$1,357,834	$1,357,834

A first-in first-out assumption is used to determine the use of proceeds.

US Public Offering - June 2024

On June 14, 2024, we closed a brokered US public offering, resulting in the issuance of 13,810 Common Shares, for aggregate gross proceeds of $2.3 million (US$1.7 million) (the "June 2024 Public Offering"). See Note 13(a) of the Q3 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the June 2024 Public Offering:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used

Working capital requirements and general corporate purposes	$2,312,918	$2,312,918

A first-in first-out assumption is used to determine the use of proceeds.

US Registered Direct Offering - August 2024

On August 13, 2024, we closed the August 2024 Offering for the purchase and sale of 22,452 Common Shares for aggregate gross proceeds of $1.4 million (US$0.9 million) (the "August 2024 Direct Offering"). See Note 13(a) of the Q3 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the August 2024 Direct Offering:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used

Working capital requirements and general corporate purposes	$1,293,589	$1,293,589

A first-in first-out assumption is used to determine the use of proceeds.

US Public Offering - November 2024

On November 1, 2024, we closed the November 2024 Public Offering for the purchase and sale of 3,809,000 pre-funded warrants and 3,810 Common Shares for aggregate gross proceeds of $4.9 million (US$3.5 million). See Note 13(a) of the Q3 Fiscal 2025 FS for further details.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

The following table shows the use of net proceeds from the November 2024 Public Offering:

Use of proceeds (as disclosed)	Intended Amount	Actual Amount Used

Product and business development	$1,528,750	$1,528,750
Working capital requirements and general corporate purposes	$1,528,750	$1,528,750

A first-in first-out assumption is used to determine the use of proceeds.

Shares for Debt Settlement - November 2024

On November 11, 2024, we issued 5,669 Common Shares in a settlement of debt in an amount of $100,000. See Note 13(a) of the Q3 Fiscal 2025 FS for further details.

Private Placement - November 2024

On November 12, 2024, we closed the November 2024 Private Placement for the purchase and sale of 4,145,200 pre-funded warrants for aggregate gross proceeds of $3.4 million. Each pre-funded warrant was bundled with one common share purchase warrant of the Company. See Note 13(a) of the Q3 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the November 2024 Private Placement:

		Actual Amount Used
Use of proceeds (as disclosed)	Intended Amount	to Date

Working capital requirements and general corporate purposes	$2,972,312	$2,972,312

A first-in first-out assumption is used to determine the use of proceeds.

Private Placement - February 2025

On February 21, 2025, we closed the first tranche of the February 2025 Private Placement for the purchase and sale of 43,033 Common Shares and 2,884,175 pre-funded warrants and on February 25, 2025, we closed the second tranche of the private placement for the purchase and sale of 7,215 Common Shares, all for aggregate gross proceeds of $3.7 million. Each Common Share and pre-funded warrant was bundled with one common share purchase warrant of the Company. See Note 13(a) of the Q3 Fiscal 2025 FS for further details.

The following table shows the use of net proceeds from the February 2025 Private Placement:

		Actual Amount Used
Use of proceeds (as disclosed)	Intended Amount	to Date

Working capital requirements and general corporate purposes	$2,842,584	$299,373

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

RELATED PARTY TRANSACTIONS

Refer to Note 9 of the Q3 Fiscal 2025 FS for disclosure about DEFSEC's related party transactions conducted in the normal course of business.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred.

Refer to Note 17 of the Q3 Fiscal 2025 FS for further disclosure of our financial instruments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2(f) of the Fiscal 2024 audited consolidated financial statements for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

OUTSTANDING SHARE INFORMATION

At June 30, 2025, DEFSEC’s authorized capital consists of an unlimited number of Common Shares with no stated par value. There were 667,707 issued and outstanding Common Shares as at June 30, 2025.

SUBSEQUENT EVENTS

On July 25, 2025, the Company issued 673,084 common shares and 86,795 pre-funded warrants of the Company as part of a public offering, together with common share purchase warrants to purchase up to 759,879 common shares at a combined public offering price of $8.955 per share or pre-funded warrant and accompanying warrant for gross proceeds of $6.8 million. The warrants have an exercise price of $10.52 per share, are exercisable upon issuance and expire five years following the date of issuance.

Subsequent to the issuance, 55,530 pre-funded warrants were exercised at an exercise price of $0.001.

On October 31, 2025, the Company issued 31,265 shares of common stock upon the exercise of 31,265 pre-funded warrants, which were issued as part of the July 25, 2025, share offering.  The exercise price of each pre-funded warrant was $0.001 per share.  The issuance was completed in accordance with the terms of the warrant agreements.

On December 17, 2025, the Company entered into definitive agreements for the purchase and sale of 566,040 Common Shares at a purchase price of CAD$3.64 (US$2.65) per Common Share in a registered direct offering. In a concurrent private placement, the Company issued unregistered warrants to purchase up to 566,040 Common Shares at an exercise price of CAD$4.27 per Common Share that are immediately exercisable upon issuance and expire five years following the date of issuance. The closing of the offering occurred on December 18, 2025.

On January 23, 2026, Niel Marotta was appointed as a member of the board of directors. This increased the size of the board of directors from six to seven members.  The shareholders will approve the election of Mr. Marotta and the existing directors at the Company’s annual and special meeting of shareholders on February 19, 2026.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required by National Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the effectiveness of the design and operation of our disclosure controls and procedures ("DC&P") (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of the end of the quarter. These DC&P are designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

Based upon the evaluation, our CEO and CFO have concluded that the operation of our DC&P were effective as of September 30, 2024. Since the September 30, 2024 evaluation, there have been no changes in our DC&P that materially affected or are reasonably likely to materially affect our DC&P, accordingly their design remains effective.

Management's Assessment on Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and as required by Rule 13a-15(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, the CEO and CFO are responsible for establishing and maintaining adequate internal controls over financial reporting ("ICFR"), The Company's management, including the CEO and CFO, designed ICFR based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

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DEFSEC TECHNOLOGIES INC. MANAGEMENT’S DISCUSSION AND ANALYSIS THREE AND NINE MONTHS ENDED JUNE 30, 2025

ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. ICFR has inherent limitations. ICFR is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. ICFR also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by ICFR. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management, under the supervision, and with the participation, of our CEO and CFO and oversight of the Board of Directors, evaluated the effectiveness of our ICFR as at September 30, 2024 against the COSO Framework. Based on these evaluations, our management, including our CEO and CFO, concluded that no material weaknesses existed and our ICFR were effective as of September 30, 2024.  During the first nine months ended on June 30, 2025, there have been no changes that have materially affected or are reasonably likely to materially affect our ICFR, accordingly their design remains effective.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

APPROVAL

The directors of DEFSEC have approved the disclosures in this MD&A.

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